AB
12/17

[redacted]

SECURI[barcode] ION

13026332

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 29 2013
Washington DC
404

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SEC FILE NUMBER
8- ~~02827~~

8-8369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashton Young, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 Butterfield, Suite 110
(No. and Street)

Troy	MI	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen Young (248) 729-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway	Roseville	MI	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 12/18/13

OATH OR AFFIRMATION

I, Glen Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashton Young, Inc., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Vice President
Title

[signature]
CYNTHIA KRUEGER
NOTARY PUBLIC, Oakland County, MI
My Commission Expires: 10-14-2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report of Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
NOV 29 2013
Washington DC
404

ASHTON YOUNG, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED SEPTEMBER 30, 2013

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

CARNAGHI & SCHWARK, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HWY.
ROSEVILLE, MICHIGAN 48066

ASHTON YOUNG, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED SEPTEMBER 30, 2013

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

SEC
Mail Processing
Section
NOV 29 2013
Washington DC
404

ASHTON YOUNG, INC.
TABLE OF CONTENTS

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA
Louis J. Carnaghi, CPA

(586) 779-8010
FAX (586) 771-8970

INDEPENDENT AUDITOR'S REPORT

To The Stockholder of Ashton Young, Inc.
Troy, Michigan

We have audited the accompanying financial statements of Ashton Young, Inc., which comprise the balance sheets as of September 30, 2013 and 2012 and the related statements of operations, stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Young, Inc. as of September 30, 2013 and 2012 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Carnaghi + Schwark, PLLC

November 26, 2013

ASHTON YOUNG, INC.
BALANCE SHEETS
September 30, 2013 And 2012

ASSETS

	2013	2012
Cash	$ 83,440	$ 4,332
Accounts receivable:		
Brokers, dealers and clearing organization	153,527	155,030
Deposit – clearing organization	25,000	25,000
Other assets:		
Advances to officer and salesmen	108,868	108,124
Deposits	5,000	5,000
	$ 375,835	$ 297,486

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	2012
Accounts payable:		
Commissions due salesmen	$ 182,461	$ 92,580
Accrued expenses	477	10,132
Federal income tax (Note 2)	-	-
Total liabilities	182,938	102,712
Stockholder's equity:		
Common stock, par value $1.00 per share; 100,000 shares authorized; 10,906 shares issued	10,906	10,906
Capital in excess of par value	26,541	26,541
Retained earnings	155,450	157,327
Total stockholder's equity	192,897	194,774
	$ 375,835	$ 297,486

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For The Years Ended September 30, 2013 And 2012

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockkholder's Equity
Balance, September 30, 2011	$ 10,906	$ 26,541	$ 147,222	$ 184,669
Net income for the year ended September 30, 2012	-	-	10,105	10,105
Balance, September 30, 2012	10,906	26,541	157,327	194,774
Net loss for the year ended September 30, 2013	-	-	(1,877)	(1,877)
Balance, September 30, 2013	$ 10,906	$ 26,541	$ 155,450	$ 192,897

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENTS OF OPERATIONS
For The Years Ended September 30, 2013 And 2012

	2013	2012
Income:		
Commissions and fees	$ 1,295,692	$ 1,108,066
Interest income	7,833	7,294
Total income	1,303,525	1,115,360
Commissions and clearing charges:		
Commissions paid	805,025	593,945
Clearing charges	19,722	16,842
Total commissions and clearing charges	824,747	610,787
Gross profit from operations	478,778	504,573
Selling, general and administrative expenses	480,326	492,548
Income (loss) before provision for taxes	(1,548)	12,025
Provision for taxes:		
Federal income tax	-	-
Michigan corporate taxes	329	1,920
Total provision for taxes	329	1,920
Net income (loss)	$ (1,877)	$ 10,105

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended September 30, 2013 And 2012

	2013	2012
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Fees and commissions received	$ 1,297,195	$ 1,066,339
Interest received	7,833	7,294
Commissions paid	(715,144)	(570,474)
Clearing charges	(19,722)	(16,842)
Other selling, general and administrative expenses paid	(489,981)	(484,215)
Federal income taxes paid	-	-
MI business taxes paid	(329)	(1,920)
Net cash provided by operating activities	79,852	182
Cash flows from investing activities:		
Advances from (to) officers and salesmen-net	(744)	487
Net cash provided by investing activities	(744)	487
Net increase in cash	79,108	669
Cash at beginning of year	4,332	3,663
Cash at end of year	$ 83,440	$ 4,332
Reconciliation of net income (loss) to net cash provided (used) by Operating activities:		
Net income (loss)	$ (1,877)	$ 10,105
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Accounts receivable	1,503	(41,727)
Prepaid expenses	-	4,029
Increase (decrease) in:		
Accounts payable	89,881	23,471
Accrued expenses	(9,655)	4,304
Federal income taxes	-	-
Total adjustments	81,729	(9,923)
Net cash provided by operating activities	$ 79,852	$ 182

See accompanying notes.

Note 1 - ORGANIZATION

Ashton Young, Inc., a Michigan corporation, provides investment services as a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission (SEC).

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Income Taxes

The Company has available a net operating loss carryforward of approximately $1,000 to offset against future taxable income.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through November 26, 2013, which is the same date the financial statements were available to be issued.

Note 3 – ADVANCES TO OFFICER AND SALESMEN

The advances to an officer and a salesman at September 30, 2013 and 2012, in the amount of $108,868 and $108,124, respectively, bear interest at five (5) percent per annum and will be paid from future salaries and commissions.

Note 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 of 1/15th of aggregate indebtedness, as defined.

At September 30, 2013, the Company's net capital was $31,068 and its required net capital was $12,196. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to1) was 5.89 to 1.

Note 5 - EMPLOYEES BENEFIT PLAN

The Company maintains a defined contribution benefit plan 401(k) on a calendar year basis covering all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company may make an additional contribution to the plan based on a matching formula. For the calendar years ended December 31, 2012 and 2011 the Company contributed $3,798 and $3,496 respectively to the plan as a matching contribution.

Note 6 - LEASE COMMITMENTS

The Company leases its facilities under an operating lease. Future minimum lease payments outstanding at September 30, 2013 are as follows:

Year ended September 30,	Amount
2014	45,300

For the years ended September 30, 2013 and 2012 the total lease expenses pursuant to the above operating lease amounted to $44,397 and 43,950, respectively, which is included in selling, general and administrative expenses in the attached Statement of Operations.

SUPPLEMENTARY INFORMATION

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA
Louis J. Carnaghi, CPA

(586) 779-8010
FAX (586) 771-8970

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 Under the Securities and Exchange Act of 1934

To The Stockholder
Ashton Young, Inc.

We have audited the financial statements of Ashton Young, Inc. as of and for the year ended September 30, 2013, and have issued our report thereon dated November 22, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information identified in the table of contents, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

November 26, 2013

ASHTON YOUNG, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2013

Total ownership equity	$ 192,897
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	192,897
Add:	
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
b. Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	192,897
Deduction and/or charges:	
a. Total non-allowable assets from Statement of Financial Condition	161,829
b. Other deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	31,068
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	-
Net capital	31,068
Net capital requirement	12,196
Excess net capital	$ 18,872

ASHTON YOUNG, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2013
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from balance sheet	$ 182,938
19. Total aggregate indebtedness liabilities	$ 182,938
20. Percentage of aggregate indebtedness to net capital	589%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Ashton Young, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date consisted of the following:.

Excess net capital per this computation	$ 18,872
Difference due to:	
Adjustment of accounts payable	7,500
Increase in required capital based on aggregate indebtedness	500
Excess per the Company's Part IIA, FOCUS Report	$ 26,872

ASHTON YOUNG, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3
September 30, 2013

Ashton Young, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

ASHTON YOUNG, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

September 30, 2013

SEC
Mail Processing
Section
NOV 29 2013
Washington DC
404

CARNAGHI & SCHWARK, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970

To Management and Stockholders
Ashton Young, Inc.
Troy, MI

In planning and performing our audit of the financial statements of Ashton Young, Inc. for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management on November 26, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

November 26, 2013

ASHTON YOUNG, INC.

SUPPLEMENTAL REPORT OF THE STATUS OF

MEMBERSHIP IN THE SIPC

PURSUANT TO RULE 17a-5 (e) (4) OF THE

SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2013

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

CARNAGHI & SCHWARK, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To Ashton Young, Inc.
Troy, MI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from October 1, 2012 to September 30, 2013, which were agreed to by Ashton Young, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Ashton Young, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ashton Young Inc.'s management is responsible for Ashton Young Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2013 with the amounts reported in Form SIPC-7 for the period from October 1, 2012 to September 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

November 26, 2013

ASHTON YOUNG, INC.
SUPPLEMENTAL REPORT OF THE STATUS OF MEMBERSHIP IN THE SIPC
September 30, 2013

To the Securities and Exchange Commission:

This supplemental report of the status of membership in the SIPC is furnished in conjunction with our report as of September 30, 2013, and covers the SIPC general assessment reconciliation for the period October 1, 2012 to September 30, 2013, pursuant to Rule 17a-5(e)(4).

The following is a summary of the SIPC-7 General Assessment and payment detail that was mailed to SIPC on the date indicated.

Date	Description	General Assessment Amount
11/27/13	2013 general assessment per SIPC-7 filed for the year ended September 30, 2013	$ 399
	Prior year overpayment applied	(24)
	Balance due	$ 375

Sincerely,

Ashton Young, Inc.

Ben Young
Signature

Vice President
Title

ASHTON YOUNG, INC.

SUPPLEMENTAL REPORT OF THE STATUS OF

MEMBERSHIP IN THE SIPC

PURSUANT TO RULE 17a-5 (e) (4) OF THE

SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2013

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

CARNAGHI & SCHWARK, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To Ashton Young, Inc.
Troy, MI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from October 1, 2012 to September 30, 2013, which were agreed to by Ashton Young, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Ashton Young, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ashton Young Inc.'s management is responsible for Ashton Young Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2013 with the amounts reported in Form SIPC-7 for the period from October 1, 2012 to September 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

November 26, 2013

ASHTON YOUNG, INC.
SUPPLEMENTAL REPORT OF THE STATUS OF MEMBERSHIP IN THE SIPC
September 30, 2013

To the Securities and Exchange Commission:

This supplemental report of the status of membership in the SIPC is furnished in conjunction with our report as of September 30, 2013, and covers the SIPC general assessment reconciliation for the period October 1, 2012 to September 30, 2013, pursuant to Rule 17a-5(e)(4).

The following is a summary of the SIPC-7 General Assessment and payment detail that was mailed to SIPC on the date indicated.

Date	Description	General Assessment Amount
11/27/13	2013 general assessment per SIPC-7 filed for the year ended September 30, 2013	$ 399
	Prior year overpayment applied	(24)
	Balance due	$ 375

Sincerely,

Ashton Young, Inc.

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Vice President
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